SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2023 (Report No. 5)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Adoption of Rights Plan

On January 25, 2023, the Board of Directors (the “Board”) of Nano Dimension Ltd., a company incorporated under the laws of the State of Israel (the “Company,” “us,” “we” or “Nano”), adopted a rights plan (the “Rights Plan”) to protect the interests of the Company’s shareholders. The Rights Plan, if triggered, will significantly dilute the ownership of any Acquiring Person (as defined below). The Board believes the Rights Plan is an effective course of action for the Board to fulfill its fiduciary duties to the Company and its shareholders and to enable shareholders to realize the long-term value of their investment. The Rights Plan was adopted following a careful evaluation and consultation with the Company’s external legal advisors.

The adoption of the Rights Plan is not intended to prevent or interfere with any action with respect to Nano that the Board determines to be in the best interests of the Company and its shareholders. Instead, it will position the Board to fulfill its fiduciary duties on behalf of all shareholders by ensuring that the Board has sufficient time to make informed judgments about any attempts to control or significantly influence the Company. The Rights Plan will encourage anyone seeking to gain a significant interest in Nano to negotiate directly with the Board prior to attempting to control or significantly influence the Company. Further to those goals, the Rights (as defined below) may cause substantial dilution to a person or group that acquires beneficial ownership of 10% or more of the ordinary shares then outstanding, par value NIS 5.00 per share, of the Company (“Ordinary Shares”) or any existing holder of 10% or more of the beneficial ownership of the Ordinary Shares who shall acquire any additional Ordinary Shares.

We provide a summary of the terms of the Rights Plan below. The below description is only a summary, and is not complete, and should be read together with the entire Rights Agreement (as defined below), a copy of which is furnished as Exhibit 4.1 to this Report of Foreign Private Issuer on Form 6-K (“Form 6-K”).

Summary of the Rights Plan

The Rights; Rights Agreement

The Board has authorized, pursuant to the Rights Plan, the issuance, on February 6, 2023, of one special purchase right (a “Right”), for every one American Depository Share (“ADS”), each ADS representing one Ordinary Share, outstanding at the close of business on February 6, 2023. The Rights will initially trade with, and will be inseparable from, the corresponding ADSs. The Rights are evidenced only by the balances indicated in the ADS register maintained by The Bank of New York Mellon (the “Depositary”) with respect to uncertificated ADSs or, in the case of certificated ADSs, the certificates that evidence those ADSs. New Rights will accompany any new ADSs that are issued from February 7, 2023 until the earliest of the Distribution Record Date, the Redemption Date and the Final Expiration Date (as defined below).

The Rights will be issued pursuant to a Rights Agreement, dated as of January 27, 2023 (the “Rights Agreement”), between the Company and The Bank of New York Mellon, in its capacity as rights agent (the “Rights Agent”). Capitalized terms used in this Form 6-K but not otherwise defined herein have the meanings given to them in the Rights Agreement.

Each Right will allow its holder to purchase from the Company one-half of one (0.5) ADS, at a purchase price of $0.01 per ADS, once the Rights become exercisable. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights. Prior to exercise, each Right does not give its holder any dividend, voting, liquidation or other rights as a shareholder of the Company.

Exercisability

The Rights will not be exercisable until Company, after consultation with the Rights Agent, determines the distribution date for the Rights which shall be as soon as practicable after the earlier of: (a) the Close of Business on the tenth (10th) day after the public announcement or public disclosure that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% or more of the Company’s outstanding Ordinary Shares (subject to the parameters and exceptions described below and in the Rights Agreement, an “Acquiring Person”), except if such person or group has become an Acquiring Person pursuant to an offer approved by the majority of the Board; or (b) the Close of Business on the tenth (10th) day (or a later date determined by the Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer (except if such person or group has become an Acquiring Person pursuant to an offer approved by the majority of the Board) which, if completed, would result in that person or group becoming an Acquiring Person. The earlier of such dates, upon which the Rights become exercisable, is referred to as the “Distribution Record Date”.

If a Person’s beneficial ownership of the then-outstanding Ordinary Shares as of the time of the public announcement of the Rights Plan is at or above 10% (including through entry into certain derivative positions), that person or group’s then-existing ownership percentage would be grandfathered and would not trigger the exercisability of the Rights, as that Person will not be deemed to be an Acquiring Person. However, the Rights would become exercisable (and such Person will be deemed to be an Acquiring Person) if at any time after such announcement, the shareholder increases its ownership percentage to an amount equal to or greater than the greater of (1) 10% and (2) the sum of (I) the lowest number of Ordinary Shares beneficially owned by such Person as a percentage of the outstanding Ordinary Shares as of any time from and after the time of the public announcement of the declaration of the Rights and (II) 0.001%.

Until the Distribution Record Date, the balances in the register maintained by the Depositary with respect to uncerificated ADSs or, in the case of certificated ADSs, the certificates evidencing those ADSs will also evidence the Rights, and any transfer of ADSs will also constitute a transfer of Rights. After the Distribution Record Date, the Rights will separate from the ADSs and be evidenced solely by entries in the register maintained by the Rights Agent, or, in the case of certificated Rights, by Right certificates. Any Rights held by an Acquiring Person or any Associate or Affiliate thereof are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person

If a person or group becomes an Acquiring Person, then beginning on the Distribution Record Date, all holders of Rights except the Acquiring Person or any Associate or Affiliate thereof may, for a purchase price of $0.01 per one ADS, purchase one-half of one (0.5) ADS.

If the Company is later acquired in a merger or similar transaction after the Distribution Record Date, each holder of a Right except the Acquiring Person or any Associate or Affiliate thereof may, for a purchase price of $0.01 per ADS, purchase, in lieu of ADSs representing Ordinary Shares, one (1) times the number of securities of the acquiring corporation, that each shareholder of the Company is entitled to for each Ordinary Shares.

Scope of “Acquiring Person” Definition

An “Acquiring Person” is any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 10% or more of the Ordinary Shares of the Company then outstanding, but shall not include the Company, any Subsidiary of the Company, any shares issued and/or issuable pursuant to a Permitted Offer or under a benefit or share ownership plan of the Company or any Subsidiary of the Company, or any entity holding Ordinary Shares for or pursuant to the terms of any such plan. Notwithstanding the foregoing, no Person shall become an “Acquiring Person” as the sole result of an acquisition of Ordinary Shares by the Company which, by reducing the number of Ordinary Shares of the Company outstanding, increases the proportionate number of Ordinary Shares of the Company beneficially owned by such Person to 10% or more of the Ordinary Shares of the Company then outstanding; provided, however, that, if a Person shall become the Beneficial Owner of 10% or more of the Ordinary Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Ordinary Shares of the Company, then such Person shall be deemed to be an Acquiring Person. Notwithstanding the foregoing, if the Board determines in good faith that a Person who would otherwise be an Acquiring Person has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Ordinary Shares, so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph, then such Person shall not be deemed to be an Acquiring Person for any purposes of the Rights Agreement. The definition of Acquiring Person is furthermore subject to the “grandfathering” scenarios described under the caption “Exercisability” above. A “Permitted Offer” means an offer to purchase securities of the Company, that the Board has determined is both adequate and otherwise in the best interests of the Company.

Redemption and Termination

The Board may, at its option, at any time prior to such time that any Person becomes an Acquiring Person, for no consideration, redeem all but not less than all the then outstanding Rights (the effective date of redemption, the “Redemption Date”). The redemption of the Rights by the Board may be made effective at such time, on such basis and with such conditions as the Board, in its sole discretion, may establish. Immediately upon the effectiveness of the action of the Board ordering the redemption of the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the Company may terminate the Rights Agreement.

Exchange

The Board may, at its option, at any time after any Person becomes an Acquiring Person, determine, and instruct the Rights Agent, to exchange all or part of the then outstanding and exercisable Rights (except for Rights that have become void) for ADSs at an exchange ratio of one-half of one (0.5) ADS per Right, appropriately adjusted to reflect any adjustment in the number of Rights (the “Exchange Ratio”). However, the Board will not be empowered to effect such exchange at any time after any Person (other than the Company, any Subsidiary of the Company, any employee benefit or stock ownership plan of the Company or any such Subsidiary, or any entity holding Ordinary Shares for or pursuant to the terms of any such plan), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 50% or more of the Ordinary Shares then outstanding.

Immediately upon the action of the Board ordering the foregoing exchange, the right to exercise the Rights that are to be exchanged will terminate and the only right thereafter of a holder of such Rights shall be to receive that number of ADSs equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. In the event that there shall not be sufficient Ordinary Shares issued but not outstanding or authorized but unissued to permit any exchange of Rights, the Company will take all such action as may be necessary to authorize additional Ordinary Shares for issuance upon exchange of the Rights.

Special Tender Offer

In connection with a special tender offer that is made in accordance with the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”), the Board will consider the requirements of Section 330 of the Companies Law.

Anti-Dilution Provisions

Our Board may adjust the purchase price of the ADSs, the number of ADSs issuable and the number of outstanding Rights to prevent dilution that may occur from a share dividend, a share split, or a reclassification of the Ordinary Shares or ADSs. No adjustments to the exercise price of less than 1% will be made.

Amendments

The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, our Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

Expiration

The Rights will expire on January 27, 2024 (the “Final Expiration Date”).

This Report on Form on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. Nos. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436) of the Company, filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
4.1	Rights Agreement, dated as of January 27, 2023, between Nano Dimension Ltd. and The Bank of New York Mellon, as rights agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: January 27, 2023	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer